January 30, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephen Krikorian
Morgan Youngwood
Maryse Mills-Apenteng
Mitchell Austin

Re:	E2open, Inc.
Form 10-K for the Year Ended February 28, 2014
Filed May 5, 2014
Form 8-K
Filed April 24, 2014
File No. 001-35598

Ladies and Gentlemen:

On behalf of E2open, Inc. (the “Company”), this letter is being filed in response to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 15, 2015 (the “Comment Letter”) relating to (i) the Company’s Form 10-K for the Fiscal Year Ended February 28, 2014 (“Form 10-K”) filed with the Commission on May 5, 2014 and (ii) the Company’s Report on Form 8-K filed with the Commission on April 24, 2014 (“Form 8-K”). In this letter, we have repeated the Staff’s comments from the Comment Letter in italicized, bold type and have followed the comment with the Company’s response.

The Company respectfully advises the Staff that promptly following the completion of the Staff’s review of the Company’s responses to the Comment Letter the Company will file an amendment to the Form 10-K (“Form 10-K/A”).

Form 10-K for the Fiscal Year Ended February 28, 2014

Item 1. Business, page 2

1.	We note that you have identified backlog as a key operating performance measure on page 40; however, you have not included information in the business section responsive to Item 101(c)(1)(viii) of Regulation S-K. Please provide this information or advise.

The Company respectfully advises the Staff that it has disclosed the dollar amount of backlog at the end of fiscal years 2014, 2013 and 2012 on page 45 of Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations on the Form 10-K. After consideration and in light of the Staff’s comment, in future filings the Company intends to either add or cross-reference this disclosure to the Business section and disclose the portion of backlog that is not expected to be fulfilled within the subsequent 12 months. The Company confirms that it will also give consideration to disclosure of other material aspects of backlog, and to the extent it determines those aspects are material, provide appropriate disclosure in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Polices and Estimates, page 57

2.	To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are potentially at risk of failing step one of your goodwill impairment analysis, please disclose the following:

•	percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

•	the amount of goodwill allocated to the reporting unit;

•	description of the methods and key assumptions used and how the key assumptions were determined;

•	discussion of the degree of uncertainty associated with the key assumptions; and

•	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. We refer you to Section V of SEC Release No. 33-8350.

The Company respectfully advises the Staff that the Company as a whole operates as a single reporting unit, which is consequently the only reporting unit for the goodwill impairment analysis. The Company completed its annual impairment test on February 28, 2014 and based on the results determined that the fair value of the reporting unit substantially exceeded the carrying value of the goodwill, and no impairment charge was required. The Company has disclosed this determination on page 74 of Item 8, Financial Statements and Supplementary Data on the Form 10-K. The Company confirms that if the estimated fair value of the Company’s reporting unit continues to substantially exceed the carrying value at the next goodwill measurement date, the Company will disclose this fact in its future filings. To the extent that the estimated fair value does not substantially exceed carrying value in future periods, the Company will provide disclosure in accordance with Item 303 of Regulation S-K and the Staff’s Codification of Financial Reporting Policies as appropriate.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Polices

Revenue Recognition, page 75

3.	We note that you provide professional services on a fixed-fee basis. Please describe your process of assessing when an anticipated loss should be recognized for fixed-fee arrangements. We refer you to ASC 605-35-25-45.

The Company respectfully advises the Staff that the Company’s customer arrangements are comprised of subscription and support and professional services which are entered into in connection with providing customers access to the Company’s software as a service (SaaS) platform. As such, the Company is scoped out of ASC 605-35-25-45, formerly SOP 81-1. However, since professional services are generally entered into along with a subscription to the Company’s SaaS platform or under a master services agreement that encompasses an existing subscription to the Company’s SaaS platform, professional services only constitutes a portion of the Company’s customer arrangements. As a result, the Company evaluates its customer arrangements on a total contract value basis and using this method the Company has determined it has no loss contracts.

Item 9A. Controls and Procedures, page 99

4.	We note your statement that you have not included a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies. Please note that Instruction 1 to Item 308 provides for a limited transition period that no longer applies to you. Please amend your filing to provide management’s report on the internal control over financial reporting. We refer you to Item 308(a) of Regulation S-K.

In response to the Staff’s comment, the Company will revise its disclosure in its Form 10K/A to include Management’s Annual Report on Internal Control Over Financial Reporting, which was inadvertently omitted from Item 9A, Controls and Procedures (as described in further detail in response to comment 5 below), as follows:

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of February 28, 2014 based on the 1992 framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of February 28, 2014. This annual report did not include an attestation report of the Company’s registered public accounting firm due to the exemption provided by the rules of the Securities and Exchange Commission for emerging growth companies.

5.	In light of your failure to include management’s assessment regarding internal control over financial reporting, please tell us how this omission impacts management’s conclusion that your disclosure controls and procedures were effective. In particular, please explain how you considered the definition of disclosure controls and procedures, which specifies that effective controls and procedures are designed to ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

In response to the Staff’s comment, the Company has reevaluated its disclosure controls and procedures as of its fiscal year ended February 28, 2014. As part of the reevaluation, the Company confirmed that management did, in fact, perform its evaluation of the Company’s internal control over financial reporting as of February 28, 2014, and concluded that the controls were effective. However, as a result of an inadvertent omission, the Company failed to include in its Form 10-K management’s report on its assessment of internal control over financial reporting. Consequently, such omission resulted in required information not being reported within the time periods specified in the Commission’s rules and forms. In light of this failure to timely disclose, and based upon the Company’s reevaluation, management concluded that the Company’s disclosure controls and procedures were not effective as of the end of the last fiscal year. As a result, the Company will revise its disclosure in Item 9A, Controls and Procedures, Evaluation of Disclosure Controls and Procedures of its Form 10-K/A to update its assessment of the effectiveness of the Company’s disclosure controls and procedures as of February 28, 2014.

Part III, page 100

6.	Each Item in Part III of your Form 10-K states that you are incorporating by reference from your definitive proxy statement the required disclosure; however, you have not clearly identified, by caption or otherwise, for Items 11 through 14 the material incorporated by reference as required by Securities Exchange Act Rule 12b-23(b). In your amended Form 10-K, please ensure that your Part III disclosure identifies by title the sections of your definitive proxy statement from which you are incorporating by reference the required disclosure, or otherwise clearly identify the material incorporated by reference.

In response to the Staff’s comment, the Company will revise Items 11-14 in Part III of its Form 10-K/A to identify the specific sections of the Company’s definitive proxy statement that are incorporated by reference, as follows:

ITEM 11.	EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including the sections entitled “Directors and Corporate Governance,” “Executive Compensation” and “Committee Reports.”

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

See “Financial Statements and Supplementary Data - Note 13” for information required by this Item concerning securities authorized for issuance under equity compensation plans.

The information required by this Item concerning security ownership of certain beneficial owners and management is incorporated herein by reference to information contained in the Proxy Statement in the section entitled “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.”

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Related Party Transactions” for information required by this Item concerning related party transactions.

Our Board of Directors is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest. We have adopted a written policy, which was effective as of July 2012, which provides that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Pursuant to such policy, any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

The information required by this Item concerning director independence is incorporated herein by reference to information contained in the Proxy Statement in the section entitled “Directors and Corporate Governance.”

ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement in the section entitled “Ratification of Appointment of Independent Auditors.”

Item 11. Executive Compensation (Incorporated by Reference from the Definitive Proxy Statement on Schedule 14A filed June 27, 2014)

Summary Compensation Table, page 16

7.	It appears that you should disclose any restricted stock unit awards in a separate column titled “Stock Awards.” Refer to paragraphs (m)(5)(1) and (n)(1) of Regulation S-K Item 402 and advise.

In response to the Staff’s comment, the Company will disclose restricted stock unit awards in a separate column titled “Stock Awards” in the summary compensation table in future filings.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 100

8.	We note your statement that information, if any, required by this item will be set forth in your proxy statement; however, we were unable to locate such disclosure in the filed proxy statement. Please disclose the information required by Items 404(a) and (b) of Regulation S-K in your amended Form 10-K. In this regard, we note the related party transaction discussed on page 57 of the Form 10-K.

In response to the Staff’s comment, the Company will revise its disclosure in Item 13, Certain Relationships and Related Transactions, and Director Independence of its Form 10-K/A as set forth in our response to comment 6 above.

Exhibits 31.1 and 31.2

9.	Please amend your certifications to indicate that your certifying officers are responsible for establishing and maintaining internal control over financial reporting. You should also disclose whether your certifying officers designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. We refer your to Exchange Act Rules 13a-15(f) and 15d-15(f).

In response to the Staff’s comment, the Company will include the correct certifications as Exhibits 31.1 and 31.2 to its Form 10-K/A.

Form 8-K filed on April 24, 2014

10.	Please explain why your calculation of non-GAAP weighted average shares used to compute non-GAAP net loss per share includes the effect of potentially dilutive common stock equivalents. In this respect, we note that these securities are anti-dilutive on a GAAP basis as a result of your net loss, but are included for non-GAAP net loss per share. You are comparing the GAAP net loss per share that is truly basic to a Non-GAAP net loss that is a diluted loss per share. Explain why this comparison is proper when different factors are used to calculate both the numerator and denominator.

The Company respectfully advises the Staff that the non-GAAP net loss per share calculation includes all outstanding stock options in order to provide a more accurate depiction of the Company’s share count for purposes of calculating the true market capitalization of the Company and all of the resulting valuation metrics based on that metric. For example, a Price to Sales valuation analysis of E2open would be inaccurate without reflecting the fully diluted share count used to calculate the true market capitalization of the company. In particular, the Company’s management uses this metric for benchmarking valuation and comparison to its peers. Furthermore, this is a common valuation methodology employed by many investors. By using the fully diluted share count in our Non-GAAP EPS reconciliation, we are providing investors with a valuable piece of information to be used in said analysis.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you should have any further questions or comments please contact me at (650) 645-6500.

Sincerely,

E2OPEN, INC.

/s/ Peter J. Maloney

Peter J. Maloney

cc:	Mark E. Woodward, President and Chief Executive Officer, E2open, Inc.
Scott Miller, General Counsel, E2open, Inc.
Aaron J. Alter, Wilson Sonsini Goodrich & Rosati, P.C.